United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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ARACRUZ CELULOSE S.A. SUMMARY OF THE DECISIONS TAKEN AT THE GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON April 30, 2008.

1. Unanimous approval of the Management’s Report and Financial Statements for the fiscal year ended on December 31, 2007.

2. Approval of the destination of R$51,030,862.00 to Legal Reserve and of R$470,686,378.05 to Investment Reserve.

3. Ratification of the payment of Interest on Shareholders’ Equity amounting to R$298,900,000.00, attributed to the minimum compulsory dividend relating to the fiscal year 2007, payments of which began on April 17, July 11 and October 17, 2007 and on January 16, 2008. The following amounts were allocated, per block of 1,000 shares: (a) R$274.68492314 (or R$233.48218467, net of Income Tax withheld at source) – to common shares; and (b) R$302.15341545 (or R$256.83040314, net of Income Tax withheld at source) – to class "A" and "B" preferred shares.

4. Approval of payment of dividends, in addition to the Interest on Shareholders’ Equity, in the amount of R$200,000,000.00, allocated per block of 1,000 shares as follows: (a) R$ 183.79720518 to common shares; and (b) R$202.17692570 to class "A" and "B" preferred shares.

5. Approval of the company's capital budget, together with the relevant profit retention justification, pursuant to the proposal submitted by the company's administration.

6. Election of the Fiscal Committee (“Conselho Fiscal”), with three members and three alternates, to serve until the 2009 General Ordinary Shareholders’ Meeting. Representing the common shareholders: Wagner Braz and Fernando Octávio Martins Alves were elected, with Sheila Periard Henrique Silva and Jorge Juliano de Oliveira as their respective alternates. The preferred shareholders elected Ubaldo Evangelista Neto and his alternate, Tadeu José Contrin Ribeiro.

7. Election of the alternate members of the Board of Directors, to occupy vacant positions. The following members were elected:

  • Rossano Maranhão Pinto, as alternate member to Mr Ernane Galvêas;
  • Ivan Magalhães Junior, as alternate member to Mr Jorge Eduardo Martins Moraes.

8. The global remuneration of the company’s administrators was set at the amount of up to R$18,500,000.00 and the members of the Fiscal Committee shall be entitled to 10% of the average remuneration of each officer.

9. The shareholders approved the increase in the limit of the capital authorized in the By-laws from R$2,450,000,000.00 to R$ 5,000,000,000.00 with the aim to adequate the company's capital structure to its future investment plans. Any future capital increase within the proposed limit may be performed in one or more occasions, using the capital authorized in the By-Laws in whole or in part. As a consequence Section 5, first paragraph, of the Company’s By-laws was amended accordingly.

Aracruz, April 30, 2008

José Luiz Braga General Counsel and Secretary

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer